Mail Stop 0407
      							June 15, 2005

Via U.S. Mail and Fax (504) 729-1436
Mr. Thomas M. Kitchen
Chief Financial Officer
Stewart Enterprises Inc.
1333 South Clearview Parkway
Jefferson, Louisiana  70121


	RE:	Stewart Enterprises, Inc.
      Form 10-K for the Fiscal Year Ended October 31, 2004
		Filed January 11, 2005

		Form 10-Q
		For the Quarterly Period Ended January 31, 2005

                	Form 10-Q
		For the Quarterly Period Ended April 30, 2005
      File No.  1-15449

Dear Mr. Kitchen:

      We have reviewed your supplemental response letter dated
June
3, 2005 as well as the above filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2004

Item 1. Business, page 2.

1. We note your response to our prior comment 2.

Item 2(1)

* Considering that rent payments have not commenced under a sixth lease agreement with the Catholic Archdiocese of Los Angeles, tell us if you have accrued for construction period rent. Tell us how you accounted for rent before and after the construction period.
Refer
to FTB 85-3.

* Since you paid for the construction of the funeral homes it appears
that you were the owner of the funeral homes during the
construction
period based on EITF 97-10. Tell us how the Archdiocese of Los Angeles became the legal owner of the funeral homes which you constructed and paid for. Also tell us how you accounted for the financing and any incentive that you received in connection with
building the funeral homes.   Tell us the consideration given to
EITF
97-10 or SFAS 98 as applicable and revise or advise.

		Item 2(3)

* We note your statement that the mausoleum was intended by the parties to be used primarily by the Catholic parishioners of the Archdiocese of New Orleans. Please refer to paragraph 2 of EITF 01-9 which denotes that "vendor consideration may be given to direct or indirect customers of the vendor." The cash consideration paid to the Archdiocese appears to fall within the scope of Issue 1, which presumes that cash consideration is a "reduction of the selling price
of the vendor`s products or services."   Additionally, you pay the
Archdiocese a percentage of the mausoleum sales, regardless of whether the sale could be attributed to its promotional efforts. Please revise or advise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Trust Portfolio, page 21

2. We note your response to our prior comment 5 and your statement that "a loss is considered other than temporary if the security has a reduction in market value, compared with its cost basis, of 20% or more for a period of six months or longer. Tell us, and disclose, in future filings the additional qualitative disclosures for unrealized losses as prescribed in paragraph 18(b) of EITF 03-1. Please also cite factors that that you considered which would negate the rebuttable presumption that an impairment is considered other than temporary after a one year period. In your case, the aggregate unrealized losses that were 12 months or greater were approximately $
16 million, or over 60% of your unrealized losses.

Notes to Consolidated Financial Statements

(19) Long-term Debt, page 89

3. We note your response to our prior comment 7 and your statement that EITF 98-14 does "not include the guidance of `looking through` to the intermediary` as prescribed by EITF 96-19. Both EITF 96-19 and
98-14 cited SFAS 125, subsequently replaced by SFAS 140, as reference material or guidance for implementation in transactions involving loan syndications or participations.

* Supplementally confirm to us if the revolving credit facility and
Term Loan B were the subject of a loan syndication or loan participation as defined in paragraphs 102 and 104 of SFAS 140. The nature of the agreement governs as to whether the consensus in EITF
96-19 would apply. Refer to Exhibit 96-19A for further guidance. Please revise or advise.

* If you conclude that a debt extinguishment has occurred, tell us if it meets the conditions in paragraph 16 of SFAS 140.

4.  In addition, we note that your tender offer for the 10.75%
notes
was partially funded by net proceeds of an additional $ 130
million
from your Term loan facility.  Citing the lead agents in the tender
offer and the Term loan facility, please tell us how you concluded that a debt extinguishment has occurred for the refinanced portion of the notes. Refer to the second example under Exchanges or Modifications of Debt Involving a Third-Party Intermediary in Exhibit
A of EITF 96-19.
..
5. Confirm to us, if true, that you were in compliance with all debt covenants at each balance sheet presented. In future filings disclose your assertion.

(21) Income Taxes, page 21

6. We note your response to our prior comment 8.

* In future filings, please disclose the nature and effect of any other significant matters affecting income tax expense or benefit allocated to continuing operations and separately allocated to other items (i.e., discontinued operations, change in accounting principle) as required in paragraph 46 of SFAS 109.

* With respect to the statutory tax rate reconciliation, please disclosed deferred tax expense or benefit exclusive of the effects of other components, including adjustments in the valuation allowance.
Refer to paragraph 45(a) of SFAS 109.

(24) Segment Data, page 104

7. We reviewed the information provided to your CODM and we note that in each instance the CODM reviews operating results by division, as well as product performance (funeral and cemetery) by division. We considered your earlier citation of paragraph 15 of SFAS 131, which states that if the CODM reviews the operating results of both sets of components (ie., products and services and also geographic regions), the components based on products and services would constitute the operating segments. However, paragraph 15 applies to a matrix form of organization where certain managers are responsible for different products and service lines ... while other managers are responsible for specific geographic areas. Your response and accompanying reports provide overwhelming evidence that division managers are accountable for operating performance based on metrics related to their funeral and cemetery businesses by division. It does not appear that there are segment managers for product lines that report to the CODM and are held responsible for operating performance. Therefore we believe that the divisions constitute the operating segments. Please revise your segment presentation to comply with SFAS 131.

8. If you believe that some of your operating segments can be aggregated, please provide us with your analysis of paragraph 17 of
SFAS 131. Further, provide us with a detailed analysis of paragraphs
16-24 that supports your determination of your reportable segments.

9. As a result of our review of the information provided to your CODM as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units under the guidance in paragraph 30 of SFAS 142 and EITF D-101. Please advise or revise.

Form 10-Q  for the quarterly period ended January 31, 2005

Notes to Condensed Consolidated Financial Statements

 (13)  Long-term Debt, page 39

10. We note that in connection with the tender offer of the 10-
3/4%
Notes, the tendering holders approved, by written consent, the elimination of substantially "all of the restrictive covenants and certain events of default contained in the indenture." Please tell us why amendments to the indenture subject to the holders` consent were required in connection with the tender offer. Further, in view of the supplemental indenture that eliminates substantially all of the restrictive covenants and certain events of default, tell us why you believe that the long-term classification of the 10.75% senior notes at December 31, 2004 and January 31, 2005 was appropriate. Refer to paragraph 5 of SFAS 78 and revise or advise.

Form 10-Q for the quarterly period ended April 30, 2005

Condensed Consolidated Balance Sheets, page 5

11. Tell us the nature of the increase in deferred income taxes, net, from $ 43 million to $ 134 million, and your consideration of an additional valuation allowance. Refer to paragraphs 23 and 24 of SFAS
109.

(1) Basis of Presentation

	(n) Income taxes, page 14.

12. Tell us if a valuation allowance applied to deferred tax assets of businesses sold and your consideration of an adjustment to goodwill. Refer to paragraph 30 of SFAS 109.

(s) Leases, page 17

13. Tell us in detail the nature of the accounting change with respect to rent escalations and leasehold improvement amortization.

14. Tell us your basis for "reasonably assured lease renewals."
Tell
us if the lease renewals are within your control.

(12)   Discontinued Operations, Assets Held for Sale and
Impairment
Charges, page 45

15. We note that you received proceeds of $ 25.7 million as of the closing of the sale. Please tell us how this amount was reported in the Statements of Cash Flows which reflected only $ 6.3 million in proceeds from sale of asset, net.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Al Pappas at (202) 551-3378 or me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director



c.c.  Dionne M. Rousseau, Partner
        Jones, Walker, Waechter, Poitevant, Carrere & Denegre,
L.L.P.
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Mr. Thomas M. Kitchen
Stewart Enterprises, Inc.
June 15, 2005
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE